

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

June 8, 2016

VIA E-MAIL
Mr. Brian D. Lawson
Chief Financial Officer
Brookfield Asset Management, Inc.
P.O. Box 762
Brookfield Place
181 Bay Street, Suite 300
Toronto, Ontario, Canada M5J 2T3

> **Re:     Brookfield Asset Management, Inc.**
> **Form 40-F for the year ended December 31, 2015**
> **Filed March 31, 2016**
> **File No. 033-97038**

Dear Mr. Lawson:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the year ended December 31, 2015

Exhibit 99.2

Financial Profile, page 28

1.     We note your disclosure of certain inputs used in your valuation of your investment properties and your property, plant and equipment.  Please tell us what consideration you gave to providing a sensitivity analysis of those assumptions based upon reasonably likely changes.

Liquidity, page 59

2.      Please provide liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries in future periodic filings. In this regard, please disclose the amount of cash that is currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. Please provide us with the disclosure you intend to include in future filings.

Notes to the Consolidated Financial Statements

6. Fair Value of Financial Instruments, page 112

3.      We note your table at the bottom of page 116.  Please tell us how you complied with paragraph 93(e) of IFRS 13, or tell us how you determined it was appropriate to net additions with disposals.

13. Intangible Assets, page 132

4.      We note that you have recorded intangible assets not subject to amortization in connection with the acquisition of hospitality assets in the UK.  Please tell us more about the trademarks and the factors you considered in determining that they have an indefinite life.  In this regard, please tell us how you determined there are no legal, contractual, competitive, economic, or other factors that limit the useful life of the trademarks.  Please refer to paragraphs 88-96 of IAS 38.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551 - 3468 or me at (202) 551 - 3295 if you have any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities